SIDLEY AUSTIN
SIDLEY

SIDLEY AUSTIN
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TWO INT'L FINANCE CENTRE
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CENTRAL, HONG KONG
(852) 2509 7888
(852) 2509 3110 FAX

carrie.li@sidley.com
(852) 2509-7886

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FOUNDED 1866

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Our Ref: 22277-00002

July 3, 2006

RECEIVED JUL 05 2006

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
United States of America

Attn: 1934 Act Filing Desk

Dear Sir or Madam:

We represent China Oilfield Services Limited ("COSL"), which is a foreign private issuer that has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. COSL's exemption file number is 82-34696.

Enclosed please find two press releases and an announcement which COSL is required to furnish to the Securities and Exchange Commission pursuant to this exemption. Should you have any questions about this matter, please do not hesitate to contact us.

Yours sincerely,

Carrie Li

PROCESSED
JUL 10 2006
THOMSON
FINANCIAL

dlw 7/10

HK1 360258v.1

COSL
China Oilfield Services Limited
中海油田服务股份有限公司

COSL	HK$	3.475	2006-06-28 12:0
HangSeng	US$	15,700.17	2006-06-28 12:0

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News Release

Concerning the Leave of Mr. Alan Good and Mr. Lim Hongkhun

The employment contracts of China Oilfield Company Limited Vice President Alan Good and Marketing Director Lim Hongkhun will expire on Jun 30, 2006. The Company has decided not to continue the employment contract with the two employees. The Board takes this opportunity to thank Mr. Alan Good and Mr. Lim Hongkhun for their valuable contributions to the Company in the past 3 years, and wishes them best of luck in future endeavors.

China Oilfield Services Limited
July 1, 2006

File No.: 82-34696

COSL
China Oilfield Services Limited
中海油田服务股份有限公司



News Release

COSL Announces Joint Venture with Trico Marine Services

(2 July 2006 – Hong Kong) China Oilfield Services Limited ("COSL" or the "Company", stock code: 2883HK) announced today the formation of a joint venture company with Trico Marine Services, Inc. ("Trico", NASDAQ: TRMA) for the development and provision of international marine support and transportation services. With its registered offices located in Hong Kong, the joint venture company, Eastern Marine Services Limited ("Eastern Marine") will provide services for offshore oil and gas exploration, production and related construction and pipeline projects mainly in Southeast Asia, the Company's targeted overseas market.

Eastern Marine will be managed pursuant to the terms of a shareholders agreement entered into between the Company and Trico on 20 March 2006. In exchange for its 51% interest in Eastern Marine, COSL will make a capital contribution of US$20.9 million in cash to Eastern Marine. In exchange for its 49% interest, Trico will contribute four vessels currently in the North Sea and 10 vessels currently in the Gulf of Mexico with an aggregate amount of approximately US$38 million, US$17.9 million of which was in excess of Trico's required capital contribution in Eastern Marine. As a result thereof, Eastern Marine paid to Trico approximately US$17.9 million, US$3.5 million of which will be held in escrow until the four vessels from the Gulf of Mexico are delivered by Trico to Eastern Marine in January 2008. The joint venture will have an initial fleet of 14 vessels, of which seven will be temporarily operating in China to meet the strong demand in China Offshore, and seven vessels will be targeted for operations in key Southeast Asia markets.

Mr. Yuan Guangyu, Chief Executive Officer and President of COSL, said, "This joint venture is perfectly aligned with our long-term strategy of maintaining our position as a leading provider of oilfield services in offshore China. We believe that our abilities will be further strengthened by providing diversified and quality oilfield services in broader offshore markets throughout Southeast Asia. This joint venture signifies an important breakthrough for COSL's marine support and transportation business, as we believe Trico's expertise in marine support services will enhance our overall value."

Mr. Zhong Hua, Chief Financial Officer and Executive Vice President of COSL stated,

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"With more vessels in hand, COSL is well-positioned to grasp more business opportunities in a timely manner. Through the establishment of this joint venture, our capacity will be significantly improved, contributing to an ideal platform for future profit growth."

Joseph S. Compofelice, Chairman of the Board of Directors of Trico, commented, "Expansion into growing international markets has been a key tenet of our long-term strategy. Our joint venture with COSL represents a unique opportunity for sustained growth opportunities in regions with immense potential in the development of oil and gas exploration. In view of the promising prospects of partnering with the largest offshore services company in China, together with its potential of offering cost competitive services, we believe COSL is the most attractive partner for our strategic move into this emerging market."

- End -

Background on Trico Marine Services, Inc.

Trico provides a broad range of marine support services to the oil and gas industry, primarily in the North Sea, Gulf of Mexico, West Africa, Mexico and Brazil. The services provided by the Company's diversified fleet of vessels include the *transportation of drilling materials, supplies and crews to drilling rigs and other* offshore facilities; towing drilling rigs and equipment from one location to another; and support for the construction, installation, repair and maintenance of offshore facilities. Trico has its principal office in Houston, Texas.

Background on China Oilfield Services Limited

China Oilfield Services Limited ("COSL", stock code: 2883) is the leading integrated oilfield services provider in the offshore China market. Its services cover each phase of offshore oil and gas exploration, development and production. Its four business segments are drilling services, well services, marine support and transportation services and geophysical services. COSL has been listed on the Main Board of the Stock Exchange of Hong Kong Limited since November 20, 2002. Since March 26, *2004, COSL's stocks can be traded by means of Level I unlisted American* Depositary Receipts at OTC (over-the-counter) market in the United States. The ticker symbol is CHOLY. More company information could be found through the website: www.cosl.com.cn,

For further enquires, please contact:
Mr. Chen Weidong
Tel: 86-10-84521686
Email: chenwd@cnooc.com.cn

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Natalie Tam/ Antonia Au/ Katie Tsui/ Billy Yeung
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Fax: 3170 6606
Email: natalie.tam@iprogilvy.com/ antonia.au@iprogilvy.com/ katie.tsui@iprogilvy.com / billy.yeung@iprogilvy.com



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COSL

CHINA OILFIELD SERVICES LIMITED

中海油田服務股份有限公司

(Incorporated in the People's Republic of China as a joint stock limited liability company)

(Stock Code: 2883.HK)

ANNOUNCEMENT

This announcement is made in respect of the establishment of a joint venture company, EMS, pursuant to a joint venture agreement entered into between the Company and Trico.

This is a voluntary announcement made by China Oilfield Services Limited (the "**Company**") pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**").

The board of directors (the "**Board**") of the Company is pleased to announce that pursuant to a shareholders agreement entered into between the Company and Trico Marine Services, Inc. ("**Trico**") dated 20 March 2006 (the "**Agreement**"), a joint venture company incorporated in Hong Kong, Eastern Marine Services Limited ("**EMS**"), was formed on 30 June 2006. The Company and Trico are interested in 51% and 49% of EMS, respectively.

Trico is a company based in Houston, Texas, the United States of America. It provides a broad range of marine support services to the oil and gas industry in the North Sea, Mexico, the Gulf of Mexico, West Africa, and Brazil.

EMS will provide services for offshore oil and gas exploration and production, and related construction and pipeline projects mainly in Southeast Asia. Pursuant to the Agreement, the Company has agreed to inject approximately US$20.9 million by way of cash and Trico has agreed to inject approximately US$20.1 million by way of sea vessels.

The establishment of EMS does not constitute a notifable transaction for the Company under Chapter 14 of the Listing Rules.

This announcement is made by the order of the Board. The directors of the Company independently and jointly accept responsibility for the accuracy of this announcement.

By order of the Board
CHINA OILFIELD SERVICES LIMITED
Chen Wei Dong
Company Secretary

Hong Kong, 30 June 2006

As at the date of this announcement, the executive directors of the Company are Messrs. Yuan Guangyu and Mr. Li Yong; the non-executive directors are Messrs. Fu Chengyu and Wu Mengfei; and the independent non-executive directors are Messrs. Gordon Che Keung Kwong, Andrew Y. Yan and Simon X. Jiang.